UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces AirLink® RX55 Cellular Router Optimized for the Rapidly Expanding Industrial IoT

New ultra-low powered cellular router solution powered by AirLink OS enables next-generation networking capabilities for industry 4.0 applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 13, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced the AirLink® RX55 LTE cellular router solution to bring advanced networking capabilities to the Industrial IoT (IIoT) and deliver intelligence securely at the edge for mission-critical applications on both public and private networks.

Optimized for Industrial IoT and Industry 4.0 Adoption

The new AirLink® RX55 cellular router solution provides ultra-low power consumption, which combined with its wide operating voltage, makes it ideal for solar or battery powered remote monitoring installations. Its’ compact, rugged design is built to withstand harsh conditions and with edge intelligence capabilities, the router’s future-proof design enables applications including grid modernization, smart city, automation and remote machine and sensor monitoring.

The AirLink RX55’s design along with its’ ultra-low power, ethernet and dual-serial port makes it ideal for use in both fixed and mobile industrial applications including power and water utilities, oil fields, pipelines, mines, agriculture, manufacturing, waste management, private networking and SCADA applications.

“For IT/OT Managers who need to connect, manage and gain intelligence from critical assets in extremely harsh or distributed environments, the RX55 family of industrial cellular routers enables edge intelligence through secure IIoT/Industry 4.0 deployments,” said Tom Mueller, VP of Product Management, Sierra Wireless. “Unlike other products on the market, the ultra-low power and rugged RX55 not only supports advanced network designs, but also enables new edge applications through container support, with centralized remote management services. This makes it perfect for industrial IoT customers looking for a future-proof solution for connecting remote fixed assets in challenging environments.”

“Enabling IIoT for a smarter grid requires flexible computing technologies that can power wide-ranging applications - from protocols such as OpenFMB™ for messaging and interoperability to light-weight distributed intelligence at the edge," says Mr. Dileep Rudran, VP of Product Management for the OpenDSO™ platform at Open Energy Solutions, Inc. "With the new AirLink® RX55 router, Sierra Wireless has further expanded its broad portfolio of edge technologies for modernizing grid operations."

“Sierra Wireless has been an active contributor in the Open Field Message Bus (OpenFMB) users group for its open-source data models, interoperability testing procedures, and foundational use-case,” said Dr. Stuart Laval, Chair, UCA OpenFMB users group. “With the edge computing capabilities of their router solution, distributed intelligence applications can be run to help enable secure device-to-device communications between grid automation and Distributed Energy Resource (DER) systems. I look forward to seeing these capabilities demonstrated again with other early adopters at next month’s UCA OpenFMB interoperability PlugFest event.”

Multi-Band Network Support for Global Public and Private Networks

The RX55 solution delivers multi-band, world-wide support providing extensive public network coverage and best-in-class private networking coverage. The router supports Band 71 as well as most private networking bands including CBRS Band 48 in the U.S., and private Band 42 and Band 43 in Europe.

Modern Networking Capabilities for Always-On, Secure Connectivity

The AirLink® RX55 solution includes AirLink Complete, which provides remote management of the solution via the AirLink Management System (ALMS), a cloud-based management platform, and 24/7 technical support to quickly and remotely detect, diagnose and troubleshoot issues. Managed by ALMS, the RX55 router leverages Sierra Wireless’ next-generation web-based multi-network router operating system, AirLink OS. With its flexible WAN routing capabilities, AirLink OS enables industrial customers to create multiple concurrent data sessions through a new multi-APN solution. This multi-APN allows the separation of different traffic types, for example separating network management traffic from SCADA traffic.

AirLink OS seamlessly integrates with the ALMS management platform to manage these features remotely and securely. Further, AirLink OS delivers industry-leading end-to-end security capabilities including multi-layered device-to-cloud security with unique cryptographic keys that connect the router to ALMS, VPN for secure transport, secure firmware updates and use of the Wi-Fi Protected Access 3 (WPA-3) protocol.

Industrial IoT Market Set to Expand

The global Industrial IoT market value in 2022 was estimated at $321.81 billion USD and is expected to expand at a compound annual growth rate (CAGR) of 23.1% from 2022 to 2030, with revenue forecasted at approximately $1.69 trillion USD in 2030, according to a market analysis report by Grand View Research. Key market drivers include improved ROI, productivity and quality improvements, leveraging new technology such as edge computing, and following the Industry 4.0 roadmap.

Availability

Sierra Wireless’ AirLink® RX55 LTE cellular router solution is expected to be available commercially in Q4 of 2022.

For more information, visit: https://www.sierrawireless.com/router-solutions/rx55/, or download the new eBook: AirLink® RX55 – Tackling Industrial IoT Challenges.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
pr@sierrawireless.com

Sean Fallis
Sierra Wireless
Investor Relations
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: September 13, 2022